SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E–3
(RULE 13e–100)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E–3 THEREUNDER

RULE 13E–3 TRANSACTION UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)

ONESOURCE INFORMATION SERVICES, INC.
(Name of the Issuer)

ONESOURCE INFORMATION SERVICES, INC.
VAC–OS HOLDINGS LLC
OS MERGER SUB, INC.
VALUEACT CAPITAL PARTNERS, L.P.
VALUEACT CAPITAL PARTNERS II, L.P.
VALUEACT CAPITAL INTERNATIONAL, LTD.
VA PARTNERS, L.L.C.
GEORGE F. HAMEL, JR.
JEFFREY W. UBBEN
PETER H. KAMIN
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

68272J106
(CUSIP Number of Class of Securities)

Martin Kahn
Executive Chairman
c/o OneSource Information Services, Inc.
300 Baker Avenue
Concord, Massachusetts 01742
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on
Behalf of the Person(s) Filing Statement)

Copies to:

Kathy A. Fields, Esq. Sean J. Hill, Esq. Testa, Hurwitz & Thibeault, LLP 125 High Street Boston, MA 02110 Telephone: (617) 248-7000 Facsimile: (617) 248-7100	Christopher G. Karras, Esq. Dechert LLP 4000 Bell Atlantic Tower 1717 Arch Street Philadelphia, PA 19103-2793 Telephone: (215) 994-4000 Facsimile: (215) 994-2222

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934.
(b)	☐	The filing of a registration statement under the Securities Act of 1933.
(c)	☐	A tender offer.
(d)	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation:	$68,905,123.36*	Amount of Filing Fee: $8,730.28

*	Set forth the amount on which the filing fee is calculated and state how it was determined. For purposes of calculating the fee only. Aggregate number of securities to which transaction applies: 7,940,071‡ shares of common stock, plus outstanding options (whether or not vested) to purchase an aggregate of 1,810,268 shares of common stock. ‡Note: Excludes shares of common stock held by ValueAct Capital Partners, L.P. and its affiliates.

The transaction value was based upon the sum of (a) the product of 7,940,071 shares of common stock and the merger consideration of $8.40 per share and (b) the difference between (i) the product of the merger consideration of $8.40 per share and the 1,810,268 shares of common stock subject to outstanding stock options (whether or not vested) of which the exercise price per share is less than the per share merger consideration and (ii) the product of the weighted average exercise price per share of such stock options and such 1,810,268 shares of common stock. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the amount of the filing fee was determined by multiplying $0.00012670 by the amount calculated in the preceding sentence.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,730.28	Filing Party: OneSource Information Services, Inc.

Form or Registration No.: Schedule 14A	Date Filed: April 6, 2004

INTRODUCTION

     This 13E–3 Transaction Statement on Schedule 13E–3 (the “Schedule 13E–3”) relates to an Agreement and Plan of Merger dated as of February 18, 2004 (the “Merger Agreement”), by and among VAC–OS Holdings LLC, a Delaware limited liability company (“Holdings”), OS Merger Sub, Inc., a Delaware corporation and wholly–owned subsidiary of Holdings (“Merger Sub”) and OneSource Information Services, Inc., a Delaware corporation (“OneSource”). Pursuant to the Merger Agreement, each share of common stock of OneSource, par value $0.01 per share (the “Common Stock”), outstanding immediately prior to the effective time of the merger (other than shares held by stockholders that have properly exercised appraisal rights under Delaware law) will be converted into the right to receive $8.40 in cash. Immediately prior to the effective time of the merger, all outstanding stock options for shares of Common Stock (whether or not vested) will be terminated and cancelled in exchange for the right to receive for each share subject to the option the excess, if any, of $8.40 over the exercise price of the option. Payments of merger consideration will be made without interest and less any applicable withholding taxes. Treasury shares and all shares otherwise held by OneSource or its subsidiaries, Holdings and Merger Sub will be cancelled and will not be entitled to any merger consideration. ValueAct Capital Partners, L.P., Value Act Capital Partners II, L.P. and Value Act Capital International, Ltd. have indicated that shares held by each of them will be transferred to Holdings prior to the effective time of the Merger. In connection with the merger, Merger Sub will merge with and into OneSource (the “Merger”) and OneSource, the issuer of the equity securities which are the subject of the Rule 13E–3 transaction, will be the surviving corporation and will become a wholly–owned subsidiary of Holdings. This Schedule 13E–3 is being filed by OneSource, Holdings, Merger Sub, ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., ValueAct Capital International, Ltd., VA Partners, L.L.C., George F. Hamel, Jr., Jeffrey W. Ubben, and Peter H. Kamin (each a “Filing Person” and collectively, the “Filing Persons”), though each Filing Person expressly disclaims any obligation to file this Schedule 13E–3.

     Concurrently with the filing of this Schedule 13E–3, OneSource is filing a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which the OneSource board of directors is soliciting proxies from stockholders of OneSource in connection with the Merger. A copy of the Proxy Statement is attached hereto as Exhibit (a). A copy of the Merger Agreement is filed as Annex 1 to the Proxy Statement. The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

     The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13E–3 and show the locations in the Proxy Statement (including all annexes and appendices thereto) of the information required to be included in response to the items of this Schedule 13E–3.

Item 1. Summary Term Sheet.

     Regulation M-A, Item 1001

     The information set forth in the sections entitled “Summary Term Sheet” and “Questions and Answers About the Merger” of the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

     Regulation M-A, Item 1002

     (a) OneSource is the subject company of this Schedule 13E–3. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet — The Participants in the Merger” and “Special Factors — Identity and Background of Participants in the Merger” is incorporated herein by reference.

     (b)–(d) The Common Stock is the subject class of equity securities. The information set forth in the section of the Proxy Statement entitled “Market Prices and Dividends” is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the sections of the Proxy Statement entitled “Certain Relationships and Related Transactions — Stock Repurchases” and “Certain Relationships and Related Transactions — Other Securities Transactions” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     Regulation M-A, Item 1003(a)-(c)

     (a)–(c) This Schedule 13E–3 is being filed by the Filing Persons. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet — The Participants in the Merger,” “Special Factors — Identity and Background of the Participants in the Merger” and “Occupations of Directors and Executive Officers” is incorporated herein by reference.

Item 4. Terms of the Transaction.

     Regulation M-A, Item 1004(a) and (c)-(f)

     (a)(2) The information set forth in the cover page of the Proxy Statement and in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Question and Answers About the Merger,” “Special Factors — The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger,” “Special Factors — Procedural Fairness of the Merger,” “Special Factors — Position of ValueAct Capital and its Affiliates, VAC-OS Holdings LLC and OS Merger Sub, Inc. as to the Fairness of the Merger to Unaffiliated OneSource Stockholders,” “Special Factors — Purposes and Effects of the Merger and Plans or Proposals,” “Special Factors — Interests of Certain Persons in the Merger,” “The Special Meeting — Required Votes,” “The Merger Agreement — Form of the Merger,” “The Merger Agreement — Merger Consideration,” “The Merger Agreement — Effect on Awards Outstanding Under OneSource Stock Plans,” “The Merger Agreement — Conversion of Shares; Procedures for Exchange of Certificates,” “The Merger Agreement — Delisting and Deregistration of OneSource Common Stock,” “The Merger Agreement — Accounting Treatment” and “The Merger Agreement — Material United States Federal Income Tax Consequences of the Merger” is incorporated herein by reference.

     (c) The information set forth in the sections of the Proxy Statement entitled “Special Factors — Interests of Certain Persons in the Merger,” “The Merger Agreement — Form of the Merger,” “The Merger Agreement — Merger Consideration” and “The Merger Agreement — Effect on Awards Outstanding Under OneSource Stock Plans” is incorporated herein by reference.

     (d) The information set forth in the section of the Proxy Statement entitled “The Special Meeting — Appraisal Rights” is incorporated herein by reference.

     (e) No provisions have been made except as set forth in the section of the Proxy Statement entitled “Where You Can Find More Information” which information is incorporated herein by reference.

     (f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     Regulation M-A, Item 1005(a)-(c) and (e)

     (a) The information set forth in the sections of the Proxy Statement entitled “Special Factors — Interests of Certain Persons in the Merger,” “Certain Relationships and Related Transactions — Stock Repurchases,” “Certain Relationships and Related Transactions — Other Securities Transactions,” “Executive Compensation — Executive Compensation” and “Executive Compensation — Change of Control Agreements” is incorporated herein by reference.

     (b)–(c) The information set forth in the sections of the Proxy Statement entitled “Special Factors — Background of the Merger,” “Certain Relationships and Related Transactions — Other Securities Transactions,” and “Certain Relationships and Related Transactions — Other Related Transactions” is incorporated herein by reference.

     (e) The information set forth in the sections of the Proxy Statement entitled “Special Factors — Interests of Certain Persons in the Merger,” “Certain Relationships and Related Transactions — Stock Repurchases,” “Certain Relationships and Related Transactions — Other Securities Transactions,” “Certain Relationships and Related Transactions — Other Related Transactions,” and “The Merger Agreement” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A, Item 1006(b) and (c)(1)-(8)

     (b) The information set forth in the sections of the Proxy Statement entitled “The Merger Agreement — Form of the Merger,” “The Merger Agreement — Merger Consideration,” “The Merger Agreement — Effect on Awards Outstanding Under OneSource Stock Plans” and “The Merger Agreement — Appraisal Rights” is incorporated herein by reference.

     (c) The information set forth in the sections of the Proxy Statement entitled “Questions and Answers about the Merger,” “Summary Term Sheet,” “Special Factors — Purposes and Effects of the Merger and Plans or Proposals” and “The Merger Agreement” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     Regulation M-A, Item 1013

     (a) – (d) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet,” “Questions and Answers about the Merger,” “Special Factors — Background of the Merger,” “Special Factors — The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger,” “Special Factors — Procedural Fairness of the

Merger,” “Special Factors — Position of ValueAct Capital and its affiliates, VAC-OS Holdings LLC and OS Merger Sub, Inc. as to the Fairness of the Merger to Unaffiliated OneSource Stockholders,” “Special Factors — Purposes and Effects of the Merger and Plans or Proposals” and “The Special Meeting — Material United States Federal Income Tax Consequences of the Merger” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

     Regulation M-A, Item 1014

     (a)–(b) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet — Background of the Merger; Recommendation of our Special Committee and Board of Directors; Fairness of the Merger,” “Summary Term Sheet — Interests of Certain Persons in the Merger,” “Special Factors — The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger,” “Special Factors — Procedural Fairness of the Merger,” “Special Factors — Position of ValueAct Capital and its affiliates, VAC-OS Holdings LLC and OS Merger Sub, Inc. as to the Fairness of the Merger to Unaffiliated OneSource Stockholders,” “Special Factors — Purposes and Effects of the Merger and Plans or Proposals” and “Special Factors — Risk that the Merger Will Not Be Completed” is incorporated herein by reference.

     (c) The information set forth in the sections of the Proxy Statement entitled “Special Factors — The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger” and “Special Factors — Procedural Fairness of the Merger” is incorporated herein by reference.

     (d) The information set forth in the sections of the Proxy Statement entitled “Special Factors — The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger” and “Special Factors — Procedural Fairness of the Merger” is incorporated herein by reference.

     (e) The information set forth in the section of the Proxy Statement entitled “Special Factors — The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger” is incorporated herein by reference.

     (f) The information set forth in the sections of the Proxy Statement entitled “Special Factors — Background of the Merger” and “Special Factors — The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

     Regulation M-A, Item 1015

     (a)–(c) The information set forth in the sections of the Proxy Statement entitled “Special Factors — Opinion of Morgan Stanley & Co. Incorporated” and “Where You Can Find More Information” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

     Regulation M-A, Item 1007

     (a) The information set forth in the sections of the Proxy Statement entitled “Special Factors — Identity and Background of Participants in the Merger — ValueAct Capital and its Affiliates” and “The Merger Agreement — Merger Consideration” is incorporated herein by reference.

     (b) None.

     (c) The information set forth in the sections of the Proxy Statement entitled “The Merger Agreement — Termination Fees,” “The Merger Agreement — Expenses” and “The Merger Agreement — Estimated Fees and Expenses of the Merger” is incorporated herein by reference.

     (d) Not applicable.

Item 11. Interest in Securities of the Subject Company.

     Regulation M-A, Item 1008

     (a) – (b) The information set forth in the sections of the Proxy Statement entitled “Securities Ownership of Certain Beneficial Owners and Management,” “Special Factors — Interests of Certain Persons in the Merger” and “Certain Relationships and Related Transactions — Other Related Transactions” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

     Regulation M-A, Item 1012(d)-(e)

     (d) The executive officers of OneSource currently intend to vote any shares of Common Stock over which they exercise voting control in favor of approval of the Merger and the Merger Agreement based on the recommendation of the board of directors of OneSource as outlined in the Proxy Statement under the section entitled “Special Factors — The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger.” The directors of OneSource currently intend to vote any shares of Common Stock over which they exercise voting control in favor of approval of the Merger and the Merger Agreement based on, with respect to all the directors other than Peter H. Kamin, the recommendation of the special committee of the OneSource board of directors, as outlined in the Proxy Statement under the section entitled “Special Factors — The Reasons of the Special Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger.” Holdings, Merger Sub, ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., ValueAct Capital International, Ltd., VA Partners, L.L.C., George F. Hamel, Jr., Jeffrey W. Ubben, and Peter H. Kamin currently intend to vote all shares of Common Stock over which each of them exercises voting control in favor of approval of the Merger and the Merger Agreement based on the reasons outlined in the Proxy Statement under the section entitled “Special Factors — Procedural Fairness of the Merger” and “Special Factors — Position of ValueAct Capital and its Affiliates, VAC-OS Holdings LLC and OS Merger Sub, Inc. as to the Fairness of the Merger to Unaffiliated OneSource Stockholders.”

     (e) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet — Background of the Merger; Recommendation of our Special Committee and Board of Directors; Fairness of the Merger,” “Summary Term Sheet — Interests of Certain Persons in the Merger,” “Special Factors — Background to the Merger,” “Special Factors — The Reasons of the Special

Committee and the Board of Directors for the Merger; Recommendations; Fairness of the Merger,” “Special Factors — Procedural Fairness of the Merger,” “Special Factors — Position of ValueAct Capital and its affiliates, VAC-OS Holdings LLC and OS Merger Sub, Inc. as to the Fairness of the Merger to Unaffiliated OneSource Stockholders,” “Special Factors — Purposes and Effects of the Merger and Plans or Proposals” and “Special Factors — Interests of Certain Persons in the Merger,” is incorporated herein by reference. No executive officer of OneSource has made a recommendation with respect to the Merger or the Merger Agreement.

Item 13. Financial Information.

     Regulation M-A, Item 1010(a) through (b)

     (a) (1)–(4) The information set forth in the section of the Proxy Statement entitled “Selected Historical Financial Data” is incorporated herein by reference.

     (b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     Regulation M-A, Item 1009

     (a) – (b) The information set forth in the sections of the Proxy Statement entitled “Special Factors — Background of the Merger,” “Special Factors — Interests of Certain Persons in the Merger,” “Special Factors — Opinion of Morgan Stanley & Co. Incorporated” and “The Special Meeting — Solicitation of Proxies” is incorporated herein by reference.

Item 15. Additional Information

     Regulation M-A, Item 1011(b)

     Additional information as set forth in the Proxy Statement, including the Annexes thereto, and the information set forth in the section of the Proxy Statement entitled “Certain Legal Matters and Regulatory Approvals” is incorporated herein by reference in its entirety.

Item 16. Exhibits.

     Regulation M-A, Item 1016(a) through (d), (f) and (g)

     (a) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 6, 2004 and incorporated herein by reference.

     (c)(1) Opinion Letter, dated as of February 18, 2004, from Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of OneSource (incorporated herein by reference to Annex 2 to the Proxy Statement).

     (c)(2) Discussion Materials, dated as of February 18, 2004, prepared by Morgan Stanley & Co. Incorporated.

     (d) Agreement and Plan of Merger, dated as of February 18, 2004, by and among OneSource Information Services, Inc., VAC–OS Holdings LLC and OS Merger Sub, Inc. (incorporated herein by reference to Annex 1 to the Proxy Statement).

     (f) Delaware General Corporation Law — § 262 — Appraisal Rights (incorporated herein by reference to Annex 3 to the Proxy Statement).

* * * * * * *

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONESOURCE INFORMATION SERVICES, INC.

By:	/s/ Martin Kahn

Name: Martin Kahn
Title: Chief Executive Officer

OS MERGER SUB, INC.

By:	/s/ Peter H. Kamin

Name: Peter H. Kamin
Title: President

VAC—OS HOLDINGS LLC

By:	/s/ Peter H. Kamin

Name: Peter H. Kamin
Title: Managing Member

VALUEACT CAPITAL PARTNERS, L.P.

By:	/s/ Peter H. Kamin

Name: Peter H. Kamin
Title: Managing Member of its General Partner

VALUEACT CAPITAL PARTNERS II, L.P.

By:	/s/ Peter H. Kamin

Name: Peter H. Kamin
Title: Managing Member of its General Partner

VALUEACT CAPITAL INTERNATIONAL, LTD.

By:	/s/ Peter H. Kamin

Name: Peter H. Kamin
Title: Managing Member of its Investment Manager

VA PARTNERS, L.L.C.

By:	/s/ Peter H. Kamin

Name: Peter H. Kamin
Title: Managing Member

By:	/s/ George F. Hamel, Jr.

Name: George F. Hamel, Jr.

By:	/s/ Peter H. Kamin

Name: Peter H. Kamin

By:	/s/ Jeffrey W. Ubben

Name: Jeffrey W. Ubben